December 22, 2006	Darren K. DeStefano

T: (703) 456-8034
VIA EDGAR AND HAND DELIVERY	ddestefano@cooley.com
Christian T. Sandoe
Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Re:	Gladstone Investment Corporation	Confidential
Registration Statement on Form N-2
(Registration No. 333-13008)
Dear Mr. Sandoe:
     On behalf of Gladstone Investment Corporation (“Gladstone” or the “Company”), we are transmitting for filing one copy of Pre-effective Amendment No. 1 (the “Amendment”) to the Registration Statement on Form N-2, Registration No. 333-138008 (the “Registration Statement ”), marked to show changes from the initial filing of the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on October 16, 2006.
The Amendment is being filed in response to comments received from the staff of the Division of Investment Management (the “Staff”) by letter dated November 15, 2006, with respect to the Registration Statement (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.
PROSPECTUS
Prospectus Summary – The Offering – Use of Proceeds (Page 2)
     1. Please describe in this section how soon after the completion of the offering the Fund expects to fully invest the proceeds of the offering. See Item 7.2 of Form N-2.
In response to the Staff’s comment, we have revised the disclosure on page 19 of the prospectus.
     2. The line item of the fee table entitled “Interest payments on borrowed funds” states that the Fund anticipates incurring no interest expenses in the upcoming year. Footnote (4) to the fee table states, however, that, although the Fund does not currently have any indebtedness, in the future, it anticipates using debt to finance a portion of its investments. As
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December 22, 2006
Page Two
this offering contemplates the possible issuance of debt securities, please explain to us at what point during or after the completion of this offering the Fund anticipates using debt to finance its investments. In addition, please represent to us that the Fund will modify this line item of the fee table if it seeks to issue debt securities.
In response to the Staff’s comment, we supplementally inform the Staff that, subsequent to the initial filing of the Registration Statement, the Company entered into a $100 million line of credit with Deutsche Bank AG as administrative agent (the “Credit Facility”). The Company has now invested substantially all of the proceeds of its initial public offering and expects to borrow funds to finance future investment activities in the near-term. The Credit Facility provides for borrowing at a variable interest rate. We supplementally further advise the Staff that the Company currently has no definitive plans to sell debt securities. In the event that the Company either incurs interest expense under the Credit Facility (or a successor credit facility) or issues debt securities in the future (including through an offering pursuant to the Registration Statement), the Company will modify this line item of the fee table in any prospectus supplement relating to a particular offering.
     3. The first sentence of footnote (3) states that the base management fee calculation will exclude uninvested cash proceeds of the initial public offering. As this footnote does not relate to the base management fee and the base management fee is already described in footnote (2), please delete this sentence.
In response to the Staff’s comment, we have revised the disclosure on page 4 of the prospectus to eliminate the sentence from footnote (3).
Prospectus Summary – Additional Information (Page 8)
     4. The third sentence of the second paragraph states that information about the operation of the Commission’s public reference room may be obtained by calling 1-800-SEC-0330. Please revise this sentence to reflect that the telephone number has been changed to 1-202-551-8090.
In response to the Staff’s comment, we have revised the disclosure on page 8 to reflect the new telephone number for the Commission’s public reference room.
Risk Factors – There are significant potential conflicts of interest which could impact our investment returns (Page 13)
     5. The last sentence of the first bullet point of the second paragraph states that there is a risk that, for Gladstone Commercial to provide a lease to a portfolio company, there could be situations where the Fund enters into a transaction that is riskier than it would customarily make in order to enable Gladstone Commercial, or another affiliate, to provide the lease portion of the financing. To the extent that the Fund’s adviser recommends making riskier investments for the Fund in order to facilitate opportunities for its affiliates, and to the extent that
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December 22, 2006
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the Fund’s board approves such transactions, please explain to us how the Fund’s adviser and board satisfy their fiduciary responsibilities to the Fund.
In response to the Staff’s comment, we supplementally advise the Staff that the Company’s adviser and board satisfy their fiduciary obligations to the Company and its stockholders by conducting exhaustive due diligence investigations and presenting the potential investment to the adviser’s investment committee, which must unanimously approve transactions upon the determination that the investment is in the best interests of the Company and its stockholders. In addition, the Company’s Board of Directors, a majority of whom are not “interested persons” as defined in Section 2(a)(19) of the Investment Company Act of 1940, must consider and approve all transactions involving affiliated parties. In fulfilling its fiduciary duties, the Company’s Board will only approve an investment that it reasonably believes to be in the best interests of the Company and its stockholders.
We further supplementally advise the Staff that when GMC’s investment committee, or the Company’s Board of Directors approve an investment, they do so in adherence to certain baseline general investment criteria that they believe in good faith are consistent with their respective fiduciary duties to the Company and its stockholders. However, beyond adherence to these baseline criteria, decisions regarding all investments—including investments involving the provision of the lease portion of the financing by Gladstone Commercial or another affiliate—necessarily involve analysis of whether the expected rate of return on an investment warrants acceptance of the level of risk with regard to the investment. In order to satisfy their fiduciary responsibilities to the Company, GMC’s investment committee, and the Board, must engage in this analysis both with regard to the particular investment, and with regard to the impact of the investment on the risk/return profile of the Company’s entire investment portfolio.
When the Company enters into a transaction, it will only do so as a result of the Board’s good faith determination that, independent from any considerations of an affiliate’s ability to play a role in the transaction, the investment satisfies the Company’s baseline investment criteria, that the incremental risk associated with the investment’s expected rate of return is warranted, and that the acceptance of such risk does not materially alter what the Board reasonably believes is an appropriate risk profile for the Company’s total portfolio of investments. In accordance with the Company’s policies, the Company has reconsidered its disclosure and, in light of the foregoing, has concluded that the language inaccurately suggests the possibility that the Company may enter into a riskier investment in order to enable Gladstone Commercial to provide the lease portion of the financing and thus, has revised the risk factor on page 13 and associated disclosure on page 62 and deleted such references to “greater risk[s] of default.”
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December 22, 2006
Page Four
Investment Advisory and Management Agreement – Base Management Fee (Page 26)
     6. The first sentence of this section states that the base management fee is assessed at an annual rate of 2% computed on the basis of the average value of the Fund’s gross invested assets at the end of the two most recently completed quarters. Later in the section disclosure reflects that, beginning in periods subsequent to December 31, 2006, the base management fee will be assessed at an annual rate of 2% computed on the basis of the average value of the Fund’s gross assets at the end of the two most recently completed quarters. Please revise this section to disclose prominently that the base management fee will be assessed at an annual rate of 2% computed on the basis of the average value of the Fund’s gross assets and that the calculation of the base management fee based on the average value of the Fund’s gross invested assets will be applicable, if at all, only for a short period of time following commencement of the offering.
In response to the Staff’s comment, we have revised the presentation on pages 24, 47, 48 and 63 of the prospectus to disclose prominently that the base management fee will be assessed at an annual rate of 2% computed on the basis of the average value of the Company’s gross assets.
Investment Advisory and Management Agreement – Incentive Fee (Page 26)
     7. The first paragraph, which continues onto page 27 describes the incentive fee payable to the Fund’s investment adviser based on the Fund’s pre-incentive fee net investment income. Immediately following this paragraph, please provide a table reflecting the following:
     The following is a graphical representation of the calculation of the income-related portion of the incentive fee:
Quarterly Incentive Fee Based on Net Investment Income
Pre-incentive fee net investment income
(expressed as a percentage of the value of net assets)
Percentage of pre-incentive fee net investment income
allocated to income-related portion of incentive fee
In response to the Staff’s comment, we have revised the disclosure on pages 25, 49 and 64 of the prospectus.
One Freedom Square Reston Town Center 11951 Freedom Drive Reston VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 www.cooley.com

December 22, 2006
Page Five
Board Approval of the Investment Advisory and Management Agreement (Page 65)
     8. This section describes the factors considered by the board in approving the Investment Advisory and Management Agreement. Please note that, while disclosure relating to the factors considered by the board in approving the Investment Advisory and Management Agreement is not prohibited in the registration statement, it is no longer required to be disclosed in the registration statement. Instead, this information must now be described in either the Fund’s annual or semi-annual report. However, to the extent that the approval is described herein, please revise this disclosure to comply with the provisions of Item 24 of Form N-2. The disclosure in this section does not address each of the factors required by Instruction 6(e) to Item 23 of Form N-2 nor does it relate the factors considered to the specific circumstances of the Fund and the contract as required by Instruction 6(f). For example, this section fails to describe economies of scale, performance of the Fund or the adviser, costs of services provided by the adviser, or profits to be realized by the adviser and its affiliates from their relationships with the Fund (including the relationships discussed above in Comment 5). Please revise this section to address each of the factors described in Instruction 6(e) to Item 24 of Form N-2 or explain why such factors are not relevant to the board’s consideration of the approval of the contract In addition please relate each of the factors described in this section to the specific circumstances of the Fund and the contract. See Instruction 6(f) to Item 24 of Form N-2.
In response to the Staff’s comment, and in acknowledgement of the fact that this disclosure is no longer required, we have deleted this section in its entirety.
Fundamental Investment Policies (Page 74)
     9. Please describe the Fund’s policies with respect to borrowing and lending. See Item 17.2(c) and (h) of Form N-2.
In response to the Staff’s comment, we supplementally advise the Staff that, except for asset coverage requirements which have already been described in the prospectus, the Company had not adopted any other fundamental policies related to borrowing and lending. Please see “Regulation as a Business Development Company – Asset Coverage” and “Regulation as a Business Development Company – Fundamental Investment Policies” on pages 75-76 of the prospectus.
Schedule of Investments – June 30, 2006 (Page F-22)
     10. We note that the fair value assigned to certain investments described in this section was the same as the securities’ cost (e.g., some of the Fund’s investments in Chase II Holdings Corporation, Hailey Transport corporation and Quench Holdings Corporation’s securities). Please explain to us how, using the Fund’s valuation methodology, the Fund determined that the fair value for these securities equaled cost.
In response to the Staff’s comment, we supplementally advise the Staff that, as disclosed in “Management’s Discussion and Analysis of Financial Condition – Overview –
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December 22, 2006
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Investment Valuation,” on pages 28 - 31 of the prospectus, the Company currently engages Standard & Poor’s Securities Evaluations, Inc. (“SPSE”) to perform independent valuations of some of its investments. The Board of Directors uses opinions of value submitted by SPSE as a component of the foundation for the final fair value determination of such investments. In making fair value determinations, the Board of Directors values non-convertible debt securities at cost plus amortized original issue discount plus payment in kind (“PIK”) interest, if any, unless adverse factors lead to a determination of a lesser valuation. In valuing convertible debt, equity, success or exit fees or other equity-like securities, the Board of Directors determines the fair value based on the collateral, the issuer’s ability to make payments, the earnings of the issuer, sales to third parties of similar securities, the comparison to publicly traded securities, discounted cash flow and other pertinent factors. Because there is a delay between when the Company closes a loan and when the loan can be evaluated by SPSE, new loans are not evaluated immediately by SPSE; rather, the Board of Directors makes its own independent determination about the value of the loan in accordance with the Company’s valuation policy without the input of SPSE. Because SPSE does not perform independent valuations of the Company’s equity securities, the Board of Directors also determines the fair value of these investments without the input of SPSE. The Board of Directors considers a number of qualitative and quantitative factors in current market conditions when performing valuations and is ultimately responsible for the fair value and disclosure of investments in the financial statements. As of June 30, 2006, applying these valuation methodologies, the Board of Directors concluded that the value of the investments cited by the Staff in the comment was equal to the Company’s cost basis in these investments.
We further supplementally advise the Staff that the Amendment, which includes unaudited financial statements for the quarter ended September 30, 2006, provides an updated Schedule of Investments on pages F-21 and F-22, reflecting the fair values of the Company’s investments as of September 30, 2006.
Notes to Consolidated Financial Statements (Page F-10)
     11. Please explain to us what other entities’ financial statements are consolidated with the Fund’s financial statements.
In response to the Staff’s comment, we supplementally inform the Staff that the financial statements of the following entities are consolidated with the Company’s financial statements:
•	Gladstone Business Investment, LLC

•	Gladstone Investment Advisers, Inc.

•	Gladstone Acquisition-3 Corporation

•	Gladstone Acquisition-4 Corporation
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December 22, 2006
Page Seven
GENERAL COMMENTS
     12. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.
We acknowledge the Staff’s comment, and where we have revised language in the Registration Statement in response to a particular comment, we have made conforming changes, as appropriate, throughout the Registration Statement.
     13. We note that the portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.
We acknowledge the Staff’s comment.
     14. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before fling the final pre-effective amendment.
In response to the Staff’s comment, we supplementally advise the Staff that the Company does not intend to rely on Rule 430A.
     15. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
In response to the Staff’s comment, we supplementally inform the Staff that the Company does not intend to submit an exemptive application or no-action request in connection with the Registration Statement.
     16. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
We acknowledge the Staff’s comment.
     17. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
One Freedom Square Reston Town Center 11951 Freedom Drive Reston VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 www.cooley.com

December 22, 2006
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The Company and its management acknowledge that:
•	they are responsible for the adequacy and accuracy of the disclosure in the Company’s filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
*******
     Please fax any additional comment letters concerning the Amendment to (703) 456-8100 and direct any further questions or comments concerning the Amendment or this response letter to either the undersigned at (703) 456-8034 or Christina Novak, Esq., of this office, at (703) 456-8562.
Very truly yours,
/s/ Darren K. DeStefano
Darren K. DeStefano, Esq.

cc:	David Gladstone, Gladstone Management Corporation
Allyson Williams, Esq., Gladstone Administration, LLC
Thomas R. Salley, Esq.
Christina L. Novak, Esq.